EXHIBIT 12.1

Curis, Inc.

Calculation of Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net loss before income taxes	$(4,962)	$(16,417)	$(9,859)	$(4,435)	$(9,823)	$(12,123)
Add back fixed charges:
Interest portion of rental expense	51	203	203	273	256	256
Interest expense	948	204	—	—	—	4
Amortized premiums related to indebtedness	26	6	—	—	—	—
Less:
Capitalized interest	(336)	—	—	—	—	—

Total adjusted earnings	$(4,273)	$(16,004)	$(9,656)	$(4,162)	$(9,567)	$(11,863)

Fixed Charges:
Interest portion of rental expense	$51	$203	$203	$273	$256	$256
Interest expense	948	204	—	—	—	4
Amortized premiums related to indebtedness	26	6	—	—	—	—

Total Fixed Charges	$1,025	$413	$203	$273	$256	$260

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency (2)	$(5,298)	$(16,417)	$(9,859)	$(4,435)	$(9,823)	$(12,123)

(1)	-	Because we had no earnings in each period, it is not possible to calculate the ratio of fixed charges and preference dividends to earnings.
(2)	-	For purposes of this calculations, “earnings” consist of loss before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of premiums related to indebtedness, and the component of rental expense believed by management to be representative of the interest factor for those amounts.